UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R100**

(CUSIP Number)

Kerry Group Corporate Services Limited

31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong

Telephone +852 2525 7211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American depositary shares, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81141R100	Schedule 13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kerry Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cook Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,610,349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,610,349

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,610,349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (see instructions) HC, CO

CUSIP No. 81141R100	Schedule 13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bright Magic Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,800,794
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,800,794
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,794
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macromind Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,363,945
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,363,945
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,945
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paxton Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,851,860
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,851,860
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,851,860
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Super Class Ventures Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,593,750
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,593,750
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,593,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81141R100	Schedule 13D	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KUOK Khoon Hua
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,610,349
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,610,349

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,610,349
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 81141R100	Schedule 13D	Page 8 of 11 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 14, 2018 by the Reporting Persons therein (the “Original Schedule 13D” and together with this Amendment No. 1, this “Schedule 13D”)

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background.

Item 2(a), (b) and (c) are hereby amended by replacing them in their entirety with the following:

(a)

This Schedule 13D is being filed jointly by:-

(i)              Kerry Group Limited, a Cook Islands company (“KGL”);

(ii)             Bright Magic Investments Limited, a British Virgin Islands company (“BMIL”);

(iii)            Macromind Investments Limited, a British Virgin Islands company (“MIL”);

(iv)            Paxton Ventures Limited, a British Virgin Islands company (“PVL”);

(v)             Super Class Ventures Limited, a British Virgin Islands company (“SCVL”); and

(vi)            Mr. KUOK Khoon Hua

(each a “Reporting Person” and together, the “Reporting Persons”).

BMIL and MIL are wholly-owned subsidiaries of KGL. PVL and SCVL are indirect associates of KGL (i.e. KGL indirectly owns and controls more than 20% but less than 50% in PVL and SCVL). KGL may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Shares held by BMIL, MIL, PVL and SCVL.

Mr. KUOK Khoon Hua is an Independent Director of the Issuer. He is a Director of KGL, BMIL, MIL and SCVL and has indirect minority interest in KGL, BMIL, MIL, PVL and SCVL. He may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Shares held by BMIL, MIL, PVL and SCVL.

Shareholders of KGL comprise members of the Kuok family in Hong Kong and elsewhere, their relatives, past and present executives and employees of the Kuok group of companies, related trusts of some or all of the aforesaid and/or companies owned or controlled by any of them, and charitable foundations established by the Kuok family. No single shareholder owns 20% or more of the voting shares of KGL.

The directors of KGL are Mr. KUOK Khoon Chen (Chairman and Managing Director), Mr. KUOK Khoon Ean, Mr. KUOK Khoon Ho, Ms. KUOK Hui Kwong and Mr. KUOK Khoon Hua. The directors of BMIL and MIL are Mr. KUOK Khoon Hua and Mr. KWOK Ping Leong. The directors of PVL are Ms. Keren CHEN and Ms. TEO Ching Leun. The directors of SCVL are Mr. KUOK Khoon Hua, Ms. Keren CHEN and Ms. TEO Ching Leun.

The Reporting Persons have entered into an amended joint filing agreement dated June 19, 2018, a copy of which is attached hereto as Exhibit 1.

(b)

The registered office of KGL is The Office of Cook Islands Trust Corporation Ltd, First Floor, BCI House, Avarua, Rarotonga, Cook Islands.

The registered office of PVL and SCVL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The business address of BMIL, MIL, Mr. KUOK Khoon Hua and all directors of KGL, BMIL, MIL, PVL and SCVL is 31/F., Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong.

(c)

KGL is an investment holding company. It has diversified investments, including but not limited to, real estate, hotels and logistic services through its interests in Kerry Properties Limited, Shangri-La Asia Limited and Kerry Logistics Network Limited respectively, all of which are listed on the Hong Kong Stock Exchange.

BMIL and MIL’s principal business is investment and trading of financial instruments and equity securities.

PVL and SCVL’s principal business is investment holding in Shares of the Issuer.

CUSIP No. 81141R100	Schedule 13D	Page 9 of 11 Pages

Mr. KUOK Khoon Hua’s present principal employment is the Chairman and Director of Kerry Holdings Limited, a wholly-owned subsidiary of KGL incorporated in Hong Kong (“KHL”). He is also a director of a number of listed companies, including the Issuer.

The following is the present principal employment of directors of KGL, BMIL, MIL, PVL and SCVL named in this Item 2 other than Mr. KUOK Khoon Hua, whose principal employment is stated above:-

KUOK Khoon Chen	Chairman and Managing Director of KGL
KUOK Khoon Ean	Director of KHL and Chairman of Kuok (Singapore) Limited
KUOK Khoon Ho	Director of KGL
KUOK Hui Kwong	Chairman and Executive Director of Shangri-La Asia Limited (a company listed on the Hong Kong Stock Exchange and an associate of KGL)
KWOK Ping Leong	Executive of KHL
Keren CHEN	Group Co-General Counsel of KHL
TEO Ching Leun	Group Co-General Counsel of KHL

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following information:

On June 18, 2018, MIL has been issued with US$27,000,000 principal amount of 2.25% Convertible Senior Notes of the Issuer due 2023 (the “Convertible Notes”) at a consideration of US$27,000,000, which was settled by working capital funds of MIL.

Item 4.  Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding after the second paragraph thereof:

The Reporting Persons acquired the Convertible Notes covered by this Statement that are held by them for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)	The information set forth in Items 2, 3, 4 and 6 is hereby incorporated by reference into this Item 5.

			Number of Shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percentage of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
KGL	11,610,349 Shares (2)	6.4% (1)	0	11,610,349 Shares	0	11,610,349 Shares
BMIL	1,800,794 Shares (3)	1.0% (1)	1,800,794 Shares	0	1,800,794 Shares	0
MIL	1,363,945 Shares (4)	0.7% (1)	1,363,945 Shares	0	1,363,945 Shares	0
PVL	1,851,860 Shares (5)	1.0% (1)	1,851,860 Shares	0	1,851,860 Shares	0
SCVL	6,593,750 Shares (6)	3.6% (1)	6,593,750 Shares	0	6,593,750 Shares	0
Mr. KUOK Khoon Hua	11,610,349 Shares (7)	6.4% (1)	0	11,610,349 Shares	0	11,610,349 Shares

CUSIP No. 81141R100	Schedule 13D	Page 10 of 11 Pages

(1)   As a percentage of 182,073,928 Class A Ordinary Shares outstanding as of February 28, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2017.

(2)    KGL may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act): (i) 467,461 ADSs and 1,333,333 Class A Ordinary Shares held by BMIL, (ii) 1,363,945 ADSs issuable upon conversion of the MIL CBs (as defined below) held by MIL; (iii) 1,851,860 Class A Ordinary Shares held by PVL, and (iv) 6,593,750 Class A Ordinary Shares held by SCVL.

(3)    Represents 467,461 ADSs and 1,333,333 Class A Ordinary Shares held by BMIL.

(4)    Represents 1,363,945 ADSs issuable upon conversion of US$27,000,000 principal amount of the Convertible Notes held by MIL (the “MIL CBs”) at a conversion rate initially at 50.5165 ADSs per US$1,000 principal amount of notes (i.e. equivalent to approximately US$19.80 per ADS), subject to the terms and conditions of the Convertible Notes.

(5)    Represents 1,851,860 Class A Ordinary Shares held by PVL.

(6)    Represents 6,593,750 Class A Ordinary Shares held by SCVL.

(7)    Mr. KUOK Khoon Hua may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act): (i) 467,461 ADSs and 1,333,333 Class A Ordinary Shares held by BMIL, (ii) 1,363,945 ADSs issuable upon conversion of the MIL CBs held by MIL; (iii) 1,851,860 Class A Ordinary Shares held by PVL, and (iv) 6,593,750 Class A Ordinary Shares held by SCVL. Mr. KUOK Khoon Hua disclaims beneficial ownership of such Shares for all other purposes.

In addition, 10,000 Class A Ordinary Shares (as Restricted Share Awards) were granted by the Issuer to Mr. KUOK Khoon Hua on November 21, 2017 pursuant to the 2009 Share Incentive Plan of the Issuer (as amended), among which 50% shall become vested on October 19, 2018, and the remaining 50% on October 19, 2019. KGL, BMIL, MIL, PVL and SCVL will not be deemed to own beneficially such Shares under Rule 13d-3 of the Act or otherwise.

Item 5(c) is hereby amended to add the following information:

(c)

Subsequent to the filing of the Original Schedule 13D on June 14, 2018, MIL has been issued with US$27,000,000 principal amount of the Convertible Notes on June 18, 2018. Such notes are convertible into 1,363,945 ADSs at a conversion rate initially at 50.5165 ADSs per US$1,000 principal amount of notes (i.e. equivalent to approximately US$19.80 per ADS), subject to the terms and conditions of the Convertible Notes.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following information:

Exhibit 1	Amended joint filing agreement dated June 19, 2018

CUSIP No. 81141R100	Schedule 13D	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2018

KERRY GROUP LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

BRIGHT MAGIC INVESTMENTS LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

MACROMIND INVESTMENTS LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

PAXTON VENTURES LIMITED

By: /s/ Keren CHEN Name: Keren CHEN
Title: Director

SUPER CLASS VENTURES LIMITED

By: /s/ KUOK Khoon Hua Name: KUOK Khoon Hua
Title: Director

/s/ KUOK Khoon Hua KUOK Khoon Hua